

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via E-mail
Howard Hochhauser
Chief Financial Officer
Ancestry.com LLC
360 West 4800 North
Provo, UT 84604

    Re: **Ancestry.com LLC**
            Form 10-K for the Fiscal Year ended December 31, 2013
            Filed February 28, 2014
            File No. 333-189129-16

Dear Mr. Hochhauser:

We have reviewed your letter dated October 3, 2014, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill Impairment, page 40

1.   We have reviewed your response to prior comment 1 and note your response in bullet point 1 that your impairment testing was less than 12 months since a third party valuation firm completed a valuation and purchase price allocation analysis at the time of your go-private transaction. In regards to your responses contained in bullet points 2 through 4, please explain in more quantitative terms, how the performance and macro conditions have trended over the periods since the valuation in a manner indicating that it is not more likely than not that the reporting unit's fair value is less than its carrying amount.

2.   We note your responses contained in bullet points 4 through 6 in prior comment 1. Please provide greater specific comparative quantifications, including more detail over the change in debt terms and your evaluation of the family history market and brand. For example, your statement in bullet point 6 is unclear other than you have a position in the market. Similar to the prior comment please address how any additional detail and evaluations indicate it is not more likely than not that the reporting unit's fair value is less than its carrying value.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant